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Neighbors Feeding Neighbors

As an online farmers market for home gardeners, we help people easily buy and sell homegrown produce with their neighbors. This not only incentivices home gardeners to grow fresh, amazing fruits and vegetables, but opens up communities to more personal connections. We keep those relationships personal by allowing those connections to form organically, taking only a 20% transaction fee on the buyer side. So far, this has resulted in a 90% retention rate for growers and 77% for buyers.


Sam Lillie
Founder/CEO
Sam started Vinder by knocking on the doors of his neighbors and selling/delivering on his bicycle.

The Story of Vinder


BUY SELL TRADE LOCAL FOOD

Why you may want to invest

1. Online beta marketplace organically grew to over 90 cities in 19 states in 4 months.
2. Winners of the 2017 Silicon Valley Business Plan competition.
3. Average order size is $15.88.
4. Our mobile app, which goes live on Android + iOS on August 21, has 700+ pre-registered users.
5. Retention rate for growers is 90% and 77% for buyers.
6. CEO Sam Lillie was named the Young Entrepreneur of the Year by Jefferson County, Washington in April 2018.
7. Graduate of the MassChallenge Business Accelerator.
8. Sam started by knocking on his neighbor's doors, and in the first 3 months of business, hand-delivered over 300 lbs of produce on his bicycle.

Our Ambition

Bring the now-global food system back to the local community by connecting local gardeners with their neighbors. Already in 90 cities in 19 states, we've grown completely organically through word of mouth and demand, proving our market on a nationwide scale. With a new mobile app on the way, our ambition is to be the largest homemade grocery in the country, one that relies on communities and neighbors without needing any inventory or delivery vehicles.

Vinder_Deck_7-26-18.pdf

veggievinder.com

Why I Like Vinder

"*Just being able to go to a garden, look at the soil, pick up a veggie and bite into it and experience its flavor profile was insane. Buying at a grocery store is a completely different experience. I don't think I could ever go back.*



Farhaj Mayan
VINDER BUYER

THE BUZZ ABOUT VINDER

"*Being able to give friends, family, and my community produce is why I garden. Vinder is the perfect platform to do that and make a little extra cash.*

 **Sean Brophy**
Vinder Grower

"*For the first time, I was able to see how my food is grown and was actually able to pull the carrots out of the ground myself. I had never done that before. It was truly a connection to where my food comes from that I had never had!*

 **Kelsey O'Leary**
Vinder Buyer

"*We forgot what it means to get a fresh, ripe tomato right from your neighbor. And if you can use an app to buy directly from your neighbor -- how is it any less convenient than*

buying from Amazon or H.E.B?

 **Ryan Farnaugh**
Vinder Grower



New website connects home growers with consumers for fresh produce options

Sam Lillie knows there's nothing better than a homegrown tomato in the summertime, and vegetables taste best just a few hours after the dirt they grew in has been washed off. That's why the 26-year-old founded Vinder, an online

July 23, 2018 @ greeleytribune.com



News Detail

On Sunday, April 22nd, 135 community and business leaders, family, friends and supporters gathered for the Chamber's Annual Leadership Awards. Throughout the day we celebrated the impressive nominees in each category: Business

July 13, 2018 @ jeffcountychamber.org



Past Winners | Lucas College and Graduate School of Business | San Jose State University

Best written plan: SRAT Basket - Best written Business Plan award of $500 Madi Knowles, Bryce Cano, Tyler Charron SRAT Baskets is committed to go beyond the simple gift to accommodate unique requests and produce the most

July 13, 2018 @ sjsu.edu



Prize 2018 Finalists - Food+City

The fourth annual Food+City Prize competition will be at SXSW for the first time! Applicants from five continents and 14 countries were ranked by our esteemed group of advisors, judges and mentors, and the top 15 were chosen as

June 23, 2018 @ foodandcity.org



Welcome to the startup farm: Three startups in one Austin house

When Sam Lillie found out that his Washington-based startup Vinder was accepted into a new Austin accelerator program, his plan was to live in his van during the four-month program. He and co-founder Mark DeJarnatt spent three

June 23, 2018 @ 512tech.com



Where Are Food+City Startups Headed? - Food+City

Four years into our competition for food supply chain startups (read about all four years' of finalists), we've noticed some interesting trends, including changes in the way entrepreneurs think about innovation. Progress is apparent

June 22, 2018 @ foodandcity.org

Purchase fresh produce from local gardens via Vinder



It's called ' Vinder' -- rhymes with 'Tinder'. And it hooks people up with garden fresh veggies that can't be found in a supermarket. The website, which launched in Port Townsend, is more like another popular peer-to-peer site: "People have

December 14, 2017 @ king5.com

Locally grown fresh fruits and veggies now just a click away



PORT TOWNSEND, Wash.-- It's called the "gig economy". Technology is changing how we connect with one another and even how we make money. You can rent out your guest room on Airbnb. You can lease out time in your car with

August 26, 2017 @ q13fox.com

Port Townsend startup helps neighbors buy, sell backyard produce



Vinder's website, which launched in February, is used by a smattering of backyard gardeners, farmers and their customers in 21 cities across 11 states. Share story Produce from your backyard garden or fruit tree might be your

July 30, 2017 @ seattletimes.com

Veggie Vinder is in the HOUSE!!! and will tell you how to come Aboard!!!



Greetings! This week the Veggie Vinder is in the House!!! A Founder will be with us and tell us what he's now doing in 10 States in the USA, their growth, and how YOU can have a Veggie Vinder in your city or town! THANKS! for Listening!

July 3, 2017 @ blogtalkradio.com

Port Townsend start-up tops Silicon Valley business competition | Peninsula Daily News



Sam Lillie, founder and CEO of Vinder, stands in his backyard herb garden in Port Townsend. (Cydney McFarland/Peninsula Daily News) PORT TOWNSEND - A Port Townsend start-up that connects local growers to local customers won

July 3, 2017 @ peninsuladailynews.com

Produce grows $10,000 prize for PT man



A Port Townsend entrepreneur who wants to change how produce is bought and sold won first place and $10,000 in the 2017 Silicon Valley Business Plan Competition last month. Sam Lillie's winning business idea is an online

June 21, 2017 @ ptleader.com

New website connects Greeley produce growers with consumers



Sam Lillie knows vegetables taste best a few hours after the dirt has been washed off. "Our average time from harvest to the door when it's delivered is under three hours," said Lillie, 26, who founded Vinder, an online community

March 20, 2017 @ denverpost.com

Let's Make Produce Local Again

In the modern age, grocery stores source fruits and vegetables from all over the globe. Unsurprisingly, our produce just isn't as fresh anymore. The solution? Vinder.

We allow users to easily buy the freshest produce possible by connecting home gardeners to their neighbors through an online marketplace. Gardeners post their produce, then neighborhood buyers purchase and handle the pickup and delivery. We take a 20% service fee from the buyer, keeping gardener costs low to encourage a market full of diverse, interesting, local produce.

Vinder Creates Value for Both Buyer and Gardener

For home gardeners, using Vinder is a no-brainer. Instead of just enjoying the fruits of their labors themselves -- or, worse, letting excess fruits and veggies go to waste -- they now have an easy-to-use marketplace where buyers are actively clamoring for the same produce they'd be growing anyway. We encourage a diverse set of crops by not taking a service fee, encouraging home gardeners to connect to as many of their neighbors as possible. Now that they can sell on Vinder, many of our gardeners have even said they plan on increasing their garden sizes.

Our buyers are generally between 25 and 45 and work full time. They are people who prefer organic produce but might not have the money or time to source that produce. Instead, they use Vinder, sacrificing a small 20% service fee to eat food they know was grown in their neighborhood. Rather than supporting huge grocery store conglomerates, they get to support their neighbors while eating fresher food. It's a winning relationship for our users, which we know because right now, we have more buyers than growers.

We've Grown to 90 Cities Organically

We started out of Port Townsend, Washington. Our founder, Sam, went from one small order to delivering more than 300 pounds of produce on his bike in just three months. In 2017, we were still focusing on our one location with our beta testing, but users around the country just started using our marketplace. Without an ounce of marketing, we grew to over 90 cities in 19 states in 4 months

Now, with some momentum, we're launching an app on August 21 that will make it even easier to interact with our online marketplace. We're imagining a future where Vinder becomes the largest homemade grocery distributor in the country. By relying on communities and neighbors and not requiring any inventory or delivery vehicles, we can help create a more sustainable food ecosystem.

Our Progress So Far

With a successful raise, we'll be able to use 60% toward payroll for our four existing employees and 40% toward marketing efforts, which will increase our market size and user base.g

July 2016
Idea Tested by Making our First Sale

October 2016
Deliver 300+ lbs of Produce Between Neighbors via Bicycle

November 2016
Begin Development of Online Marketplace

March 2017
Launch Online Marketplace for Port Townsend, WA

May 2017
Win the Silicon Valley Business Plan Competition

[…]uary 2018
Our Business is Officially Incorporated

March 2018
Finalist at the SXSW Food + City Competition

April 2018
CEO Sam Lillie Awarded Young Entrepreneur of the Year by Jefferson County, WA

We also begin development of our mobile app.

July 2018
Graduated MassChallenge Business Accelerator

August 21, 2018
Mobile App for iOS and Android Launches

October 2018
Trade Feature Launches

December 2018
230 Orders and 1,800 lbs of Food Saved

Let's Connect Our Neighbors Together

Dear Investors,

Wow! Thank you for considering an investment in Vinder! We couldn't be more excited about the opportunity to help communities take back and rebuild our broken food system and are thrilled that you are considering joining our community. Before you get into the offering material, there are a couple things we want to mention.

Grass Roots

Vinder is not a conventional company and we don't intend to become one.

I started Vinder on foot and bicycle after attending a Chamber of Commerce meeting in Port Townsend, WA. I learned that there was a problem accessing local, organic produce for a reasonable price. I walked home and noticed all the apple trees with rotting apples on the ground and thought, "Why can't we just buy from our neighbors?" So, I began knocking on doors and asking to sell their extra produce. Over 3 months, I hand-delivered over 300 lbs of produce between community members and formed relationships with neighbors I had never known while learning about the importance of soil nutrients, growing methods, and that there are so many awesome, delicious varieties of produce beyond what you see at the grocery store. Like atomic grape cherry tomatoes, glass gem corn, or pineberries (white strawberries that taste like pineapple).

Vinder wasn't created to change the world and make a ton of money. It was created to fix the problem my community was having. It worked because community members joined together to create a local food system where neighbors feed neighbors. When we launched the online marketplace, we found that the problem wasn't just in Port Townsend, but across the nation and world. There were people wanting to stand up and make a change.

We work in the gardens with our Growers, join community garden work days, and host potlucks with our communities. Everything is designed and built around and for our community members.

Most of this offering material describes Vinder in conventional business terms. In fact, the whole purpose of this document is to provide information for you to evaluate our company and make an informed investment decision. But there are elements of Vinder that defy convention, and we want to take a moment to explain them.

The Dirt - Risk vs. Reward. Before you invest, it's important to understand that Vinder is a very early stage company. In fact, thanks to the JOBS Act, you now have the opportunity to invest earlier than has ever been possible, at a stage traditionally reserved for angel investors and venture capitalists.

If you want to get in early, you need to understand the risks. As an early stage company, we don't yet have established customers or revenue streams, and we have very little operating history for you to review. Startups are an inherently risky investment — statistically speaking, most of them fail.

But those that succeed often go on to change the world. Every great company — from Airbnb to REI — started with entrepreneurs and investors who had the courage to defy the odds and try something no one else had done before. We believe Vinder is one of those companies.

As a rule, you should never invest more than you can bear to lose in a startup company. But if you've got a little extra and want to swing for the fences, we'd love for you to join us. We're betting our money, reputations, and careers that we can make this company a success.

Sprouting the Future

No longer can we think of the farmer as some guy on a tractor plowing acres of farmland. The farmers of today, and of the future, grow their food in shipping containers, on rooftops, in empty lots in the inner cities, and in their own backyards. Innovation in local, organic agricultural production has sky-rocketed, yet, the distribution system has hardly changed. Vinder is connecting these agro-innovators and hobbyists with their community members. Creating a local feel for what will be a global scale.

We know it won't be easy, but things worth doing rarely are. While we can't guarantee the company will be successful (nobody can promise that), we can guarantee that we'll do everything in our power to make this the best investment you've ever made.

THANK YOU for considering Vinder. If you like what you see and dig what we are doing, we would love for you to join our community.

Sincerely,



Sam Lillie

Co-founder/CEO, Vinder

#dowhatsripe

Our Average Order Size is $15.88

As we expand markets, we feel that number is only going to get bigger. Our second focused market, Austin, shows a high growth potential.



$3.17	77%	90%
Average Service Fee Vinder Earns Per Transaction	Buyer Retention Rate	Grower Retention Rate

705
Pre-registered Users for our mobile app

Meet the Founders

 

Sam Lillie
Founder/CEO
Sam started Vinder by knocking on the doors of his neighbors and selling/delivering on his bicycle.

Mark DeJarnatt
CTO
Mark was one of Vinder's first customers. He has over 18 years of management and web dev. experience

AND THE REST OF THE TEAM

  

Brandon Halvorson
Lead Developer

Lauren Valinoti
Marketing

Andres Cifuentes
Front-End Developer

10+ years experience working with small businesses, 3+ years full stack javascript development



Expert in Branding, Digital Marketing, Social Media Management, Email Marketing, Content, SEO



Former Full-Stack Developer at musx, Experience in HTML5, React.js, and CSS



Interview

Wefunder interviewed Sam Lillie on June 26, 2018.

− COLLAPSE ALL

WF: What is Vinder? ⌃

LILLIE: Vinder is an online farmers market for home gardeners to buy, sell, and trade with their neighbors. Our goal is to revolutionize the food system and become the world's largest neighbor-made grocery store with zero inventory and zero delivery vehicles.

WF: What led you to start the company? ⌃

LILLIE: I graduated from San Jose State University in 2015 with a degree in international business. Then, I hiked from Mexico to Canada on the Pacific Crest Trail. It was a solo hike, so I needed time to readjust to society. I ended up in a small town on the Olympic Peninsula called Port Townsend, Washington, and decided to live there for three months while I applied for jobs in Seattle. In the meantime, I was working behind the desk at a gym in Port Townsend, filling water bottles, folding towels, and changing 16 trash cans a night.

I applied to 106 jobs and got one offer, which was cold calling eight hours a day to sell background check technology. I turned it down. I then went to the business resource vendor and asked what kind of resources they had. They suggested that I come back for a Jefferson County Chamber of Commerce meeting, so I did.

There was a group of about 20 community members between the ages of around 25 and 65 having a roundtable discussion about the positives and negatives of the town. The biggest negative that came up over and over again was the fact that it's a service industry area. It's a town of 10,000 people where the average age is 57. Most people were working two to three jobs to make ends meet, so their schedules weren't allowing them to take advantage of the town's farmers market. It's held

twice a week, on Wednesdays at noon and Saturdays from 8:00 a.m. to 2:00 p.m. They were talking about how they would love to be able to access the local organic produce that was available, but they couldn't afford it, and they didn't have the time to go to the farmers market. So, they had to resort to buying really low-quality produce. This was a big problem for them.

I started thinking about it, and I asked them, if there was a service that provided access to organic produce all the time for a reasonable price, is it something you guys would use? Everyone in that meeting said yes. So I said, okay, I'll figure it out. I had a whole lot of time. I didn't have any money.

I walked home from the meeting and I saw apples growing in trees and kale growing in front yards. I wondered why we couldn't just buy produce from our neighbors? To me that sounded reasonable and logical. There seemed to be a surplus, as there were apples in trees and on the ground going to waste. I walked up to a door, knocked, and said, "Hey, my name is Sam. I happened to walk by and see you had a bunch of apples. Have you ever thought about selling them?" They wanted to know what the heck I was doing in their yard, and I told them to bear with me for a second, because I had an idea. I asked them if they would be willing to sell their apples if I could find someone to buy them. They said sure, because they couldn't eat them all. They were just rotting on the ground and getting eaten by the deer. I said, "Okay, well, I'll be back." And I started knocking on more doors.

When I was at work, behind the desk at the gym, I would ask everyone who walked by if they wanted some fruit or veggies. My first sale was actually a pound of cherries out of my mom's cherry tree. I climbed into that cherry tree, hand-picked a bunch of cherries, and put them into a ziplock bag. It weighed exactly one pound, and I sold it to a member at the gym for six bucks. It was a dollar cheaper than a smaller bag of cherries at Safeway, which was a mile from where the customer lived. I gave my mom five bucks and I kept the dollar. That was 20% right there and that's how I came up with the business model. I incorporated the next day. That was July 11, 2016. Within three months, I had hand-delivered about 300 pounds of produce on my bicycle. Mark, our CTO, was actually one of my first customers.

WF: How has your technology progressed? ^

LILLIE: When we first started, our technology was just a $6 Wix website, a bicycle, and some post-it notes. We had a lot of template emails. I had taken all the art off my walls in my mom's basement apartment and created this whole order process.

Mark was a customer for the first few months and then he came on as an advisor for the first year as I was developing out the website. In May 2017, I won the Silicon Valley Business Plan Competition, and I was awarded a $10,000 grant. I used that to build a responsive design website that I could use to test the business idea in theory.

In our beta test, we interviewed all different types of consumers and growers. The two main reasons that people would hesitate to use the system were time and convenience. We evaluated where we were and decided where we wanted to be. It really was mobile technology that we wanted to incorporate to bridge that gap. Now we're transitioning out of the website to just totally be focused on mobile.

It's essentially been two years of research and development. All the features have been built out with the community. Initially, I was doing the grower profiles online on Google Docs and putting them in a manila folder before delivering that manila folder with the produce.

We saw that on average, customers ordered twice a month. We had a 77% retention rate for buyers and a 90% retention rate for growers. We had an MPS score of 74. It allowed us to understand on a tech side what our users wanted and what some barriers were. Then we held a potluck at my house and people drove from three, four hours away to go to this potluck with these community members.

We talked about the positives and negatives of the website and the features that they wanted. Our customer base is very passionate, so we actually built those suggestions into the mobile app.

The money multiply factor is about three times the normal food average when the money stays within the community. We create community connections that you don't get at Safeway.

WF: Have you had other investments and pull along the way? ^

LILLIE: We were bootstrapped up until this February, which changed because I had to dissolve the S-corporation that Vinder was initially built in so we could sell equity. Then we reincorporated it as a C-corp in January of this year and took on some funding. We raised about $100,000, which we used to go full time and hire a lead mobile desk who can build an app in React Native, which allows us to build on ISO and Android under one code. We don't have to hire multiple developers. It allows us to be way more efficient.

WF: How have you grown? ^

LILLIE: Since incorporation, we've just exploded out. We've grown to about 90 cities in 19 states organically, all starting with the first sale of a pound of cherries from my mom's cherry tree.

WF: Are the cities you've expanded to located in the same state or region? ^

LILLIE: No, the cities we've expanded to are in 19 states throughout the country. We had to figure out how to build a supply and demand in each one of those cities, which is tough to do when you're growing five cities a week and don't have a marketing budget because you're working behind the desk at a gym making minimum wage. What's interesting about that is we were focused on one location. We were trying to contain our beta test, but the user interaction and the customers that wanted it around the U.S. and around the world just started using it. I hadn't known if people outside of Port Townsend wanted this. The beta test allowed us to validate the idea that this problem wasn't special to Port Townsend. This is a problem that was found around the nation and around the world. I was contacted by people in Australia, New Zealand, Argentina, Spain, and Mexico. Without that scale, I wouldn't have any idea that it was a much larger problem. Now though, I understand that in order to make a system like this work, you have to create network effects.

You have to saturate the market. You have to build critical mass on the supplier and buyer side. Now that's what we're focusing on. Now we have a network of advisors that are around us that allow us to really understand that, and now hone in and target very specific markets. We can do that, and we know how to do that digitally, so our dollars go further.

WF: What markets are you targeting in the second half of 2018? ^

LILLIE: We're focusing specifically on the Austin market and the Pacific Northwest market, more specifically on the Olympic Peninsula and the greater Seattle area. But anyone who has a garden can post to Vinder, unlock their community, and automatically begin the Vinder experience by connecting with their neighbors. We also have an ambassador program that we've set up that allows people to become ambassadors within their own communities.

We're going to be able to create the network effect and really bring value to each of our markets. Then we'll strategically move from market to market. We already have six markets planned out. It's the same strategy that Uber used when they launched.

WF: What percentage of the transaction do you take to cover your costs? ⌃

LILLIE: We take a 20% transaction fee. That's on the buyer. For growers, it's free to sign up. It's free to sell and it's free to trade.

WF: How many signups do you have from growers and buyers? ⌃

LILLIE: Right now, we've got about 700 pre-registered buyers and growers for our mobile apps. The ratio is about 55% on the buyer side. We have more demand than supply, which is our biggest problem.

It's spread out a little bit nationally, but most of them, over 200, are in the Pacific Northwest. We just got to Austin about 10 weeks ago.

WF: How many registered users and dollars of transactions would you like to reach by the end of 2018? ⌃

LILLIE: By the end of 2018, we'd like to have 8,000 total users, including existing and new users. We are marketing to new users through social media, particularly Instagram and Facebook.

Our projection for the dollars of transactions is $48,000 total by the end of the year. That's $6 per user per month, which isn't bad, because Uber started with around seven.

Because of the seasons, it's not a constant. It's not growing throughout the winter. We would sell in regions on the southern hemisphere during that time.

By 2020, our plan is to have value-added goods like homemade jams, jellies, honeys, sauces, and baked goods, and we'll have an app that includes premium memberships.

WF: What regulations do you need to comply with? ⌃

LILLIE: As long as you're selling unprocessed raw fruits and vegetables, you don't need a business license. I talked to all 50 states, the Department of Agriculture, and the FDA, and we've gotten the OK. There are no regulations on selling your own homegrown produce as long as it's raw and unprocessed fruits and vegetables. You're selling private property to another private individual. When you get into value-added goods like jam, that's when you have to get a cottage industry license and your kitchen has to be inspected. In those cases, the growers take care of that and then we can verify it with documents.

WF: Who are your closest competitors? ⌃

LILLIE: We've got farmers markets as competitors, but we like to think that we're like a tool for farmers, because we reduce the amount of waste of unsold produce. Then there are competitors like Amazon, Whole Foods, and Good Eggs, but they use the food hub model, which requires a distribution center, a lot of workers, food handlers licenses, delivery vehicles, drivers, and all that. The company whose business model is closest to ours is Crop Swap, which launched in L.A. last August.

Crop Swap is focusing on global expansion and trying to gather up as many people as possible, which can result in spreading yourself too thin. What we're doing is a very strategic market-to-market approach with our execution. They're also not doing any value-added goods and don't have plans to do value-added goods. And they build on ISO. They have another developer to do Android, which is going to add to their costs. Also, they're not currently doing any marketing and they're not incorporated.

WF: What will the experience be like for growers using your app? ⌃

LILLIE: They download the app and they fill out a grower onboarding sequence. They talk about what kind of growing methods they have and what goes into their soil. They create a profile with their profile picture and the name of their garden. They write a little bit of a bio. Then they can immediately start posting produce. They choose what they want to sell, and they choose the price. They can deliver if they want, and they can set a delivery fee. They can do a pickup location or choose multiple pickup locations, whether it be a house, various farmers markets, or a local cafe.

WF: How about for the buyers? ⌃

LILLIE: The buyers log in and see a map of all the growers in their area. Underneath that map is a list of all the products that are available, and they can scroll through the products. They can click on a product and see multiple images of it. They will see the name, the price, and a little description. There's also a rating system for the product and the grower, and a customer review section as well.

WF: Who are your customers, both on the grower side and the buyer side? ⌃

LILLIE: Our growers are usually between the ages of 45 and about 65. The majority of them are home gardeners, single-family homeowners who have been

gardening for 15 to 30 years. They've got an average garden size of about 600 square feet, but we estimate a 20% increase in garden sizes over a year. Many have said they're going to plant more now since Vinder is giving them an outlet to sell.

Our buyers are usually between the ages of 25 and 45. They work full time. They like organic produce but are a little cash strapped. They want to buy locally but don't have the time. They prefer delivery, but they'll do a pickup if it's close to them.

WF: What is your marketing strategy? ^

LILLIE: The users who are currently pre-registered were signed up through our organic reach. Now we're moving into web marketing. We found the zip codes in the Olympic Peninsula and Austin areas that best fit the demographics of our buyers and growers, then cross-referenced those zip codes with one another to find the ones who have the highest amount of buyers and growers. Then we target them using Facebook and Instagram.

WF: How will you spend the money you raise on Wefunder? ^

LILLIE: The money we raise will go to reiterations of the mobile app and heavily into marketing to build up our supply. That will allow us to acquire more users, saturate both markets, keep things up and running for our salaries, and then make two more hires. We have a number of key hires that we've already set up and interviewed for.

There are very passionate groups that are looking for a way to solve clearly defined problems. We developed Vinder as a solution to those problems. We anticipate that people who are passionate about this are going to invest. That's what we've experienced in the past, and we couldn't take their money. We've had offerings of cash that we've had to turn down simply because our raise was for funds from accredited investors. This platform will give customers and people who are going to become co-owners an opportunity to invest and upgrade the platform itself.

WF: What do you see as the biggest risk that you could face over the next six months? ^

LILLIE: There is the risk of not building up enough of the supply that will match our demand. With the beta test, we experienced that. We needed to market for supply but not for the demand. We can start off with community gardens or small farms, then we'll be able to build quantity of products in each market initially. We

can gather homeowners from there. In Austin, we got approval by the Department of Parks and Recreation to open up every community garden that's in the city. There are 67 community gardens dispersed throughout that community.



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